MINRAD INTERNATIONAL, INC.
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Riedler
     This letter responds to the comments received by Minrad International, Inc. from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2008, relating to the above-referenced registration statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have set out in this response letter.
1. Please revise your proxy statement to discuss the dilutive effects of the conversion of the notes.
     We intend to add the following paragraphs to Proposal No. 1 in our proxy statement when we file our Definitive Proxy Statement on Schedule 14A:
     “Dilutive Effect
     The issuance of the common stock as a result of the conversion of the notes issued in the Convertible Note Financing is likely to have a significant dilutive effect on our current stockholders in that the percentage ownership of current stockholders will decline as a result. Depending upon the portion of the principal, interest or late charges which may be converted by the note holders, the number of shares issued upon conversion of the notes could increase substantially the number of shares of common stock currently outstanding upon conversion. This means that our current stockholders will own a smaller percentage interest in our company as a result of the conversion of the notes, except to the extent they are holders of the notes. On [the record date] there were [•] shares of our common stock issued and outstanding. If all of the principal balances of the notes were converted to common stock at the conversion price of $2.65, we would be required to issue 15,094,340 shares of our common stock. In addition, unpaid interest and late payments, if any, under the notes could be converted into common stock. The aggregate amount of interest payable over the term of the notes less interest payments that have already been made is equal to $9,244,445. If all of that interest were converted at the $2.65 conversion rate, we would be required to issue an additional 3,488,470 shares. Based on the shares of common stock outstanding on [the record date], stockholders immediately prior to the conversion will incur dilution of [•]% ([•]% if all of the principal and all of the interest potentially payable under the notes were converted).

     For purposes of example only, a stockholder who owned 10% of our outstanding stock immediately prior to the conversion in full of all of the principal of the notes would own approximately [•]% of the shares outstanding immediately after conversion (or [•]% if all of the principal and all of the interest potentially payable under the notes were converted), provided that the stockholder is not a note holder.
     The issuance of shares of Common Stock upon conversion of the notes will also have a dilutive effect on earnings per share and on the equity and voting rights of holders of shares of Common Stock.”
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings:

•	the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Very truly yours,

Minrad International, Inc.
/s/ William Rolfe
Vice President and Treasurer
cc: Jennifer Riegel, Division of Corporate Finance